

Mail Stop 3720

November 6, 2007

Jose Gustavo Pozzi
General Manager and Sole Officer of Nortel
Nortel Inversora S.A.
Alicia Moreau de Justo 50
(C1107AAB)-Buenos Aires, Argentina

      Re: Nortel Inversora S.A. (Nortel Investments, Inc.)
             Form 20-F for the Fiscal Year Ended December 31, 2006
             Filed June 28, 2007

             File No. 1-14270

Dear Mr. Pozzi:

      We have completed our review of your Form 20-F and do not, at this time, have any further comments.

                       Sincerely,

                       Larry Spirgel
                       Assistant Director